Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: February 28, 2022

Sports Business Journal Article Covering the Business Combination

February 28, 2022

Dealmaking, the full return of live events, and league and team business up for grabs are positioning sports ticketing for years of growth

BY BRET MCCORMICK 2.28.2022

The four main sports ticketing companies emerged from the past two years as if they’d staggered off a rickety old wooden rollercoaster, whiplashed and sore but mostly grinning.

Ticketmaster, StubHub, SeatGeek and Vivid Seats were rattled by the pandemic and associated circumstances to varying degrees, but this year’s global live events industry, as the virus’ impacts appear to truly wane, is worth a projected $126 billion, including close to $48 billion in primary ticketing and another $12 billion in secondary.

High-profile, league-level deals with the NFL (Ticketmaster, primary) and MLB (StubHub, secondary) both end after the 2022 seasons, while SeatGeek’s SPAC merger investor deck estimated that more than 85 ticketing deals with Big Five league rights holders are up for renegotiation through the end of 2023.

“The opportunity is massive, so it creates competition,” said Logitix President Greg Nortman. “It’s like the search engine industry, it’s so big that even if you grab 1% to 2% of it you have a great business.”

All four ticket marketplace leaders should have plenty of cash for those bidding wars, especially Vivid Seats, and likely SeatGeek, both of which have either gone public or are a shareholder vote away from doing so. Vivid Seats’ merger with special purpose acquisition company Horizon Acquisition Corp. added around $770 million to its balance sheet last year, while SeatGeek’s SPAC deal with RedBall Acquisition Corp. is projected to give that company a $558 million injection.

Additional private equity investment flowed into the space during the past two years — imagine the valuable data resulting from Ticketmaster moving 87% of its clients to mobile ticketing — leaving the four biggest names in ticketing on solid, or in some cases, very strong, financial footing. Experts expect all four companies to return to pre-pandemic revenue and profit levels in the 2021 fiscal year, then pass those levels the following year.

“My perception is there were various strategies going into COVID, and you could really see it play out,” said Robert Smith, founder and CEO of Event Dynamic, an AI-powered ticket pricing company. “SeatGeek, you could see they just kept blowing forward, continued to invest during COVID. Vivid’s market share is up. Both of those played their COVID situation well.”

All four companies could be publicly traded by year’s end. StubHub is reportedly considering such a move through a direct listing, which would increase access to liquidity and speed up recovery from an 18-month anti-competition investigation that stalled its $4.05 billion acquisition from eBay by Viagogo.

“These companies have a lot of potential to grow their top lines ahead of pre-pandemic levels and to grow their profitabilities and cash flows well ahead of pre-pandemic levels, because of all the demand,” said Moody’s analyst Carl Salas, who keeps tabs on the sector, StubHub and Viagogo especially. “Is it a coincidence that these guys are looking to capitalize on that valuation by going public? That might be the case but clearly, we’re seeing these companies very well positioned.”

StubHub

StubHub’s stasis during the pandemic damaged the company financially, competitively and reputationally, but it was finally permitted to join forces with Viagogo last September under the umbrella of a new entity called StubHub Holdings. Viagogo founder — and original StubHub co-founder — Eric Baker is at the helm and working out of Los Angeles, where StubHub will have offices in addition to San Francisco and New York. Internationally, the companies have offices in Ireland, Switzerland, Taiwan and China, but there isn’t a definitive headquarters yet.

StubHub Chief Business Officer Cris Miller said that one of the first moves last September was to hire more than 500 customer service pros to cut down hold wait times, which ballooned after staff cuts in the early weeks of the pandemic. StubHub Holdings now employs roughly 650 full-time people globally (not counting temporary workers, interns or agencies), with a third of those coming from Viagogo. More important personnel decisions at higher organizational levels are still looming, and the company declined to share details.

StubHub’s share of the secondary ticketing market has dropped double-digit percentage points in the past four years. According to data from a ticketing distribution company shared with SBJ, StubHub lost 32.2 points of its once-dominant MLB market share, dropping to 30.5% by 2021.

But the strong demand for live events coming out of the pandemic and Viagogo’s global scale — it’s sold tickets to buyers in 170 countries for events in 90, and can process transactions in 40 languages and 38 currencies — will speed up its recovery. StubHub has about $2.5 billion in debt, according to data compiled by Bloomberg and Moody’s, but Moody’s credit rating of Viagogo last summer indicated the company had more than $500 million in cash balances.

Salas said that 70% of StubHub’s web traffic is either direct or branded; it doesn’t have to pay as much as competitors for performance-driven marketing. And Salas said the Viagogo acquisition will focus on cost synergies and technology, which will nicely position the newly combined company as a tech transaction processing-type company with extremely high margins, high variable costs and low fixed costs.

“You would expect the company to showcase that as they come out of the pandemic,” he said.

Under eBay’s ownership, StubHub was a public company from 2007 to early 2020, and according to a recent Bloomberg report, it may be again within the year. J.P. Morgan and Goldman Sachs are reportedly advising StubHub ahead of a possible 2022 direct listing that would value the company at $13 billion. StubHub would not comment on the report.

Salas explained that direct listings are faster and less rigorous than traditional IPOs. They often benefit companies that may not need an immediate cash influx — he expects StubHub to generate large amounts of cash in the coming years as its normal business booms — but want to go public to increase their access to future liquidity. That could soon prove valuable. Miller made clear that team and league deals are still an important part of StubHub’s business and could jump-start the company’s rebound.

In the near term, Miller said it’s unlikely end users will notice much difference in StubHub’s product. But enterprise clients, such as teams and leagues, and brokers will notice one key difference: StubHub is no longer a corporate entity and will be founder-owned and founder-led. Baker created StubHub’s business model during his initial stint with the company over 15 years ago.

“The desire to take this business into the future and apply the different visions and aspirations we have for it, is a long-term plan,” said Miller, “and that is an adjustment from where StubHub was before, which was corporate-owned and an entity of a corporation. The motivations around that are different than what we have.”

Ticketmaster

Aussie Mark Yovich became the first president of globalized Ticketmaster when he replaced former President and Global Chairman Jared Smith in late 2020. Yovich has been with Ticketmaster parent company Live Nation for 20 years, including overseeing Ticketmaster’s international business for the past decade, but he has a tough act to follow. Billboard called Smith, whose 17 years with Ticketmaster ended in late 2020, the “most successful ticketing executive of the last decade.” Ticketmaster also lost COO Amy Howe after six highly regarded years when she became president of FanDuel last summer and later took over as CEO.

“Being in the space for 20-plus years, I normally could name you 10 people from a Ticketmaster perspective that I can call and help on initiatives. And with all the changes, I’m actually not sure who to call over there on this stuff,” one U.S. ticketing industry source said.

Ticketmaster, the clear leader in primary ticketing by nearly all non-growth-related measures, has 150 offices in 30-plus countries, and it has recently completed a global consolidation of its teams and tech platforms.

“If you’re going to be partnering like we do with the largest sports clients, they are all looking at global audiences,” said Brendan Lynch, Ticketmaster global executive vice president of enterprise and revenue. “You need to be able to talk about where their fans are, sell tickets where their fans are, and integrate with whatever systems are required in different markets.”

Moody’s analyst Peter Adu said Live Nation was able to raise $1.2 billion total during the pandemic, including a $500 million investment from the Saudi Public Investment Fund in April 2020, making PIF the company’s third largest shareholder. An equity raise last September helped Live Nation revive its stalled $450 million acquisition of a controlling 51% stake in Mexico’s OCESA Entretenimiento, the third largest concert promoter in the world and a dominant force in Latin America, another boost to Ticketmaster’s global muscle.

Adu expects Live Nation to exceed its pre-pandemic levels this year. Revenue in 2019 was around $11.5 billion and fiscal year 2021 revenue should approach $6 billion. Adu is expecting something between $12.5 billion to $13 billion in fiscal year 2022 revenue. That should give Ticketmaster a healthy war chest for however many of the available team and league ticketing partnerships it pursues in the coming year-plus. In December, it signed a multiyear renewal of a decade-old deal with the NBA to remain the league’s official ticketing marketplace.

It’s likely in the coming years that American lawmakers turn their attention back to the ticketing industry, which was the subject of congressional hearings in 2019 on a variety of subjects, including ticketing transparency. Regulation is as much of a threat to Live Nation and Ticketmaster’s business as the competition. Accordingly, Live Nation spent $2.1 million on lobbying in 2021, five times as much as Vivid Seats, which was second in lobbyist spending. As many as 26 people were fighting for Live Nation and Ticketmaster’s interests in Washington, D.C., at times last year.

“Politicians yell and scream, but it never gets to the point where it becomes punitive to the company,” said Adu. “There will be noise on the margins, which we’ve always talked about, that’s one of the concerns [Moody’s has]. But at the same time, it’s difficult to figure out what the regulators would do to break the business.”

SeatGeek

SeatGeek’s proposed merger with RedBall is awaiting a shareholder vote, expected before the end of March. Assuming the deal closes, it’s clear that SeatGeek would use some of its new cash to chase more league and team deals, which form the backbone of the designated market areas strategy that’s helped spur the company’s growth during the past five years. SeatGeek grew at a 70% compound annual growth rate from 2016 to 2019, and the investor deck for its SPAC deal projects revenue of $345 million in 2022, potentially reaching $1.2 billion by 2025.

The DMA strategy focuses on winning geographical areas. When a venue in a particular locale switches to SeatGeek, more fans use SeatGeek inside the venue but also at other events in the region. Brokers then sell more on SeatGeek, spinning an economic flywheel. The company usually needs only one partner team or venue in a particular city. Eventellect co-founder Patrick Ryan said he saw that plan work in Dallas, where Eventellect’s sales of Mavericks tickets through SeatGeek doubled percentage-wise after SeatGeek signed its deal with the nearby Cowboys. SeatGeek’s enterprise deals usually break even by the end of the second year, according to the investor deck.

SeatGeek didn’t pause its DMA strategy during the pandemic. It signed new ticketing deals with roughly two dozen teams, leagues, and properties, including its first deals in NASCAR (Daytona), WNBA (BSE Global/Liberty), and college football bowl game (Arizona Bowl). Expect SeatGeek to aggressively pursue the many team and league deals coming to market in the next two years.

“It’s become an increasingly large fraction of how much SeatGeek growth is driving,” said co-founder and CEO Jack Groetzinger. “This will be the first year where we’re expecting a majority of our growth to be driven by DMA-specific growth, meaning signing new clients and investing in those geographies.”

SeatGeek’s enterprise deals offer clients open ticket distribution, with secondary markets like TickPick, Gametime, TicketNetwork and even StubHub available, an unusual concession among the four main players.

“I think they’ve been a really proactive partner helping their partners figure out solutions,” one source said. “That doesn’t look the same for every one of their partnerships, but I think their willingness to lean in and figure it out to me is probably the thing that stands out.”

Groetzinger said during a call with financial analysts that roughly half of SeatGeek’s operational expenditures are on product engineering. That investment has resulted in new products like Rally, which will drive SeatGeek’s shift from a ticketing company to one capable of servicing an entire experience, including mobile food and beverage or merchandise orders. Every SeatGeek client has deployed Rally to some extent.

Groetzinger said the company will likely keep Rally’s offerings agnostic, allowing its customers to decide what capabilities and which vendors they add to the platform. But it’s easy to see where a built-in sports betting module would make sense in an all-encompassing event app like Rally. Groetzinger pointed out that SeatGeek hasn’t announced anything around sports betting or daily fantasy deals. Yet.

“I think it’s really interesting,” he said. “Anything that’s capturing people’s attention while they’re at events, we want to be a part of.”

Vivid Seats

Ticketing distribution data shared with SBJ pegged Vivid Seats as the secondary market share leader for NBA and NFL tickets, while its market share had grown 16 percentage points in MLB from 2018 to this year (19.7% to 36%), and seven in the NFL (23.8% to 31%) during the same span. Vivid Seats’ merger with Horizon Acquisition Corp., which took Vivid public with the stock ticker SEAT last October, strengthened its ability to compete in the crowded secondary ticketing market.

“We came out of this with a trajectory change, fantastic strategic partner, strong balance sheet, and really a better product for consumers, sellers,” Vivid Seats CEO Stan Chia said during the Citi Apps Economy conference in early January.

Eventellect’s Ryan deemed Vivid Seats the best of the marketplaces operationally. “I think that’s because they are so focused on secondary,” he said.

Moody’s has given Vivid two credit upgrades since the merger was announced in April 2021. Moody’s analyst Dilara Sukhov said “it just demonstrated the viability of the business model and their ability to withstand this kind of temporary pressure from the operating environment. They came out ready for the pent-up demand in ’22.”

Chia is intent on increasing the time that customers spend with Vivid (see related story, Page 21), whether through a rewards program that draws on the company’s partnerships with DraftKings, ESPN and Rolling Stone, or the acquisition of daily fantasy gaming company Betcha late last year.

“Most marketplaces in this space, you buy a ticket and that’s it,” said Chia. “We’ve looked to really differentiate that experience on multiple fronts.”

Creating that kind of relationship looks increasingly important in the future, with younger generations of fans less likely to commit to season tickets, and more interested in varied and on-demand experiences. All of that bodes well for secondary ticketing market growth.

“We know we are a marketplace first and foremost, and that’s where we continue to invest,” Chia said.

While it seems that the logical next path for Vivid’s growth would be to consider entering the primary ticketing market, Chia is lukewarm on the prospect.

“If you’re going to make the step to become both, you have to be really thoughtful about how you do it because they’re fundamentally different businesses,” he said. “I certainly see the primary space as an adjacency, and I think if we were ever to go into that adjacency, I think we would be thorough in how we did it. Entering things like that in a position of scale is probably really important, versus one-off and seeing if it works. Because that’s a really expensive test.”

AXS

AXS signed a ticketing deal in mid-2021 with Cheyenne Frontier Days, an annual celebration of cowboy and rodeo culture in Wyoming each July that regularly attracts close to 200,000 attendees. That seems indicative of a shifting focus from the AEG-owned ticketing outfit, according to one ticketing source, away from the larger American pro sports leagues and more toward other forms of live entertainment, including theaters and live music, especially at four-digit-capacity venues. AXS already had a ticketing agreement with the Houston Livestock Show and Rodeo, which averages 2.5 million tickets annually.

AXS CEO Bryan Perez has said that AEG backed the ticketing company in a big way during the pandemic, enabling AXS to completely migrate its operations to the cloud and allowing for faster, near-constant rollout of new software or updates. AXS is one of the country’s leading ticketing pioneers into the global market, especially in Asia where it’s entered the Japanese and Australian markets.

The company also added the Amazon One palm recognition service to its contactless ticketing pedestals, allowing fans to scan their palms to enter live events. It was first offered at Red Rocks Amphitheatre in Denver last September. Concertgoers had the option to scan their digital ticket at the pedestal or link their palm with Amazon One to AXS’ Mobile ID technology. Such enrollment could take place at the pedestal.

Of the other companies with ticketing marketplaces, Gametime got the most buzz from people with whom SBJ spoke. According to secondary market share data, Gametime had nearly 15% of the MLB secondary market, fourth-most, and 13.5% of the NHL secondary market, which was more than SeatGeek and TickPick.

One source said Gametime has the best app experience, which is clearly the focus of a company that doesn’t have a website and is geared toward a younger demographic. “Out of all these, they are a pure-play tech company. They have been trying to win through the best consumer experience,” the source said, before adding, “someone will buy them someday.”

***

Important Additional Information and Where to Find It

RedBall Acquisition Corp. (“RedBall”) has filed a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek, Inc. (“SeatGeek”) stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, projections of market opportunity and the expected timing of closing and statements relating to SeatGeek’s DMA strategy and growth related to the strategy and the Rally product. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties under the heading “Risk Factors,” and ”Cautionary Note Regarding Forward Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above, and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.